Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                   Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                          E-mail:  grhlaw@hotmail.com

October 15, 2009

By Filing on EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-0404

Re:           Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
File No. 0-27131

To Whom It May Concern:

I am securities counsel to the above referenced company (the “Company”) and am in receipt of the Staff’s comment letter to the Company dated August 28, 2009.  The letter requested a response to its comments on or before September 11, 2009.  On September 2, 2009, and on September 25, 2009, we filed with the SEC requests for an additional 10 business days within which to answer the comments due to the fact our auditors were unable to give their immediate attention to comments requiring their assistance.  Those requests gave us until October 9, 2009, to respond to the comments.

We have now completed our responses to the comments and have received valuable input from our auditors as well.  However, the reviewing and concurring partners at our auditing firm have not been available to begin their review of our completed responses until today.  Accordingly please allow us an additional five business days to file our response.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Transfer Technology International Corp.
Securities Counsel